Merchants Bancshares, Inc.

P.O. Box 1009

Burlington, VT 05402

August 11, 2009

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Merchants Bancshares, Inc. Acknowledges Receipt of Comment Letter

Ladies and Gentlemen:

Merchants Bancshares, Inc. received a Comment Letter, File No. 000-11595, from the S.E.C., dated August 4, 2009, relating to its Form 10-K for the Fiscal Year Ended December 31, 2008. Merchants Bancshares, Inc., acknowledges receipt of the aforementioned Comment Letter and represents that it will submit its response within 10 business days following the return from vacation of Ms. Janet Spitler, S.V.P. and C.F.O., which should be August 31, 2009.

By: /s/ F. Sheldon Prentice
F. Sheldon Prentice
S.V.P. and General Counsel